

February 16, 2011

By Facsimile (949.475.4756) and U.S. Mail

James Moloney, Esq.
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive
Irvine, California 92612-4412

> **Re: Ameron International Corporation**
> **Preliminary Proxy Statement on Schedule 14A filed February 9, 2011**
> **File No. 001-09102**

Dear Mr. Moloney:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when the filing persons will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

After reviewing any amendments to the filing and the information provided in response to these comments, we may have additional comments.

Schedule 14A

General

1.   We note that the Company's proxy statement was tagged as "PRE14A" on EDGAR. Please note for future reference that the proper filing code for a proxy statement relating to a contested solicitation should be filed as "PREC14A." Refer to the EDGAR Index to Forms found at http://www.sec.gov/info/edgar/forms/edgform.pdf.

2.   If the preliminary proxy statement the Company will file continues to offer its shareholders the option of submitting a proxy by Internet, provide disclosure that includes a description of Internet voting procedures and the validity under applicable

state law of proxies granted pursuant to this mechanism of electronic transmission. Provide similar disclosure on the proxy card. See Exchange Act Rule 14a-9 and Interpretation N.17 in our July 1997 Telephone Interpretation Manual publicly available on our website at http://sec.gov/interps/telephone/phonesupplement3.htm.

Your Vote is Important, page 3

3.   We refer you to the legend text on this page. Please advise how a stockholder could vote the Barington white proxy card as a protest vote against Barington.

Election of Directors, page 5

4.   The last paragraph on page 5 indicates that "[u]nless a stockholder indicates otherwise on the proxy card, if a stockholder votes "FOR" all nominees, the proxies will allocate votes between the nominees in their discretion. With a view towards disclosure, please advise us how a holder could "indicate otherwise" to the named proxy holders, including in the scenario where holders vote by telephone or by internet. Please also include a discussion of how this would work for street name stockholders.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

·   it is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions